UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

etrials Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

29786P 10 3
(CUSIP Number)

with a copy to: James F. Verdonik, Esq. Daniels Daniels & Verdonik, P.A. 1822 N.C. Highway 54 East, Suite 200 Durham, North Carolina 27713 (919) 544-5444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

1.	Names of Reporting Person Infologix (BVI) Limited I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,182,308 shares 8. Shared Voting Power: 0 9. Sole Dispositive Power: 1,182,308 shares 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,182,308
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 9.3%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Person Janet Raine I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 1,182,308 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 1,182,308 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,182,308 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 9.3%
14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Person Martyn Crespel I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 1,182,308 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 1,182,308 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,182,308
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 9.3%
14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Person Derard (BVI) Limited I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 1,182,308 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 1,182,308 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,182,308
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 9.3%
14.	Type of Reporting Person (See Instructions): PN

ITEM 1.    SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of etrials Worldwide, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

ITEM 2.    IDENTITY AND BACKGROUND.

This Statement is being filed on behalf of InfoLogix (BVI) Limited, a company organized under the laws of the British Virgin Islands (“InfoLogix”), and three members of the Board of Directors of InfoLogix, Janet Raine, Martyn Crespel and Derard Limited. The four filers are hereinafter referred to as the “InfoLogix Filers.” The business address of Janet Raine and Derard Limited is 28-30 The Parade, St. Helier, Jersey, Channel Islands, United Kingdom, and the business address of Martyn Crespel is 22 Rule de Villereuse, 1207 Geneva, Switzerland..

The Board of Directors of InfoLogix has the power to decide how to vote the shares of the Issuer owned by InfoLogix and the power to decide whether to dispose of the shares of the Issuer owned by InfoLogix. The members of the Board of Directors of InfoLogix at February 20, 2006 who share this power are Janet Raine, Martyn Crespel and Derard Limited.

InfoLogix beneficially owns 751,599 shares of Common Stock of the Issuer and warrants to purchase an additional 430,709 shares of Common Stock of the Issuer. Hammerwood (BVI) Ltd. (“Hammerwood”), a company organized in the British Virgin Islands, owns 100% of the outstanding shares of InfoLogix. Elmwood Investment Holdings Limited (“Elmwood”), a company organized in the British Virgin Islands, owns 75% of all the stock of Hammerwood. The remaining 25% of Hammerwood is owned by a Charitable Trust organizedunder the laws of Jersey, Channel Islands.  Domain Foundation, a Lichtenstein single purpose enterprise foundation without any beneficiaries, owns all the stock of Elmwood. Hammerwood, Elmwood and Domain Foundation disclaim beneficial ownership of the shares and warrants of the Issuer owned by InfoLogix, because the Board of Directors of InfoLogix has full power to vote and dispose of the shares and warrants of the Issuer owned by InfoLogix.

During the past five years, the InfoLogix Filers have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the InfoLogix Filers have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Janet Raine is a citizen of the United Kingdom. Martyn Crespel is a citizen of the United Kingdom, and Derard (BVI) Limited is organized under the laws of the British Virgin Islands.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares and warrants of the Issuer held by InfoLogix were issued as a result of a merger on February 9, 2006 in which the Issuer acquired all the stock of etrials Worldwide, Inc. (which was renamed etrials, Inc. after the Merger and is referred to as the “Subsidiary”) and in which the Issuer subsequently changed its name to etrials Worldwide, Inc. InfoLogix acquired the securities of the Subsidiary in a merger with Araccel Corp. in January 2003. Certain assets of a subsidiary of InfoLogix were sold to MiniDoc AB and were later transferred by MiniDoc AB to Araccel Corp. In addition, InfoLogix loaned approximately $1 million of its working capital to Araccel Corp., which $1 million note was assumed by Araccel as part of the asset transfer described above. InfoLogix exchanged this note during 2003 for securities of the Subsidiary in connection with Araccel Corp.’s merger with the Subsidiary. During 2003, InfoLogix also invested approximately $500,000 of its working capital in the Subsidiary.

ITEM 4.    PURPOSE OF TRANSACTION

The InfoLogix Filers acquired the securities referred to above in Item 3 for investment purposes.

They may acquire additional securities from time to time in the open market or in private transactions.

At the date of this Statement, except as set forth in this Statement, the InfoLogix Filers have no plans or proposals which would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer's business or corporate structure;

(g)     Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those actions enumerated above.

The exceptions to the foregoing statements are (i) a Voting Agreement, (ii) the $7.00 Trigger Provisions, (iii) the Escrow Indemnification Provisions, and (iv) Lock-up Agreement, all as described below. Set forth below is a summary of these provisions. The agreements containing these provisions are listed in Item 7 of this Schedule and are incorporated herein by reference.

Voting Agreement

InfoLogix and other stockholders of the Issuer entered into a voting agreement dated as of August 22, 2005. The voting agreement provides that each party must vote for the respective designees of two groups of shareholders as directors of the Issuer until immediately following the election that will be held in 2007. The Issuer is obligated to provide for its Board of Directors to be comprised of seven members and to enable the election to the Board of Directors of the persons designated by the parties to the voting agreement.

$7.00 Trigger Provisions

Of the shares issued to members of InfoLogix in the Merger, 144,363 shares have been placed in escrow and will not be released unless and until prior to February 19, 2008 over a 20 consecutive trading day period (i) the weighted average price of the Issuer’s Common Stock is $7.00 or more, and (ii) the average daily trading volume is at least 25,000 shares (“$7.00 Trigger”). If the $7.00 Trigger is not met, these shares will be cancelled.

Escrow Indemnification Provisions

As the sole remedy for the obligation of the former stockholders of the Subsidiary to indemnify and hold harmless the Issuer for any damages, whether as a result of any third party claim or otherwise, and which arise as a result of or in connection with the breach of representations and warranties and agreements and covenants of the Subsidiary, for a period of eighteen months, 10% of the shares of Common Stock issued to InfoLogix upon consummation of the Merger are being held in escrow. These shares, or the “indemnification shares,” will be part of the shares held in escrow until the $7.00 Trigger (described above) is met; however, the indemnification shares will continue to be held in escrow for indemnification purposes even if the $7.00 Trigger is met within the first 18 months. Claims may be asserted once any damages exceed $200,000 and are indemnifiable only to the extent that damages exceed $200,000. Any indemnification payments shall be paid solely from the shares held back and shall be deemed to be an adjustment to the merger consideration. For purposes of satisfying an indemnification claim, shares of Issuer’s Common Stock will be valued at the average reported last sales price for the ten trading days ending on the last day prior to the day that the claim is paid.

Lock-Up Agreement

In addition to the 180-day restriction on the sale of shares of Issuer’s Common Stock issued in the Merger, InfoLogix has entered into a lock-up agreement that provides that it will not sell or otherwise transfer any of the shares of Common Stock of the Issuer that it received in the Merger (but not any shares issued on exercise of the warrants of the Issuer it received in the Merger) until February 19, 2007, with 25% of the shares subject to the restriction to be released from the restriction six months after February 9, 2006, an additional 25% released from the restriction nine months after February 9, 2006 and 50% of the shares then subject to the restriction to be released from the restriction upon the redemption by the Issuer of the warrants issued to the public in its IPO. In addition, if any shares held by the Issuer’s insiders that were placed in escrow in connection with the IPO are released on an accelerated basis from such escrow (upon either liquidation of the Issuer or the consummation of a subsequent transaction resulting in the Issuer’s stockholders having the right to exchange their shares for cash or other securities), the shares subject to the lock-up agreement will be released from the restrictions on the same accelerated schedule.

The shares of the Issuer received in the Merger beneficially owned by InfoLogix are subject to the foregoing agreements as follows:

Lock-up Shares	Escrow Indemnification Shares	Trigger Shares
751,599	75,160	144,363

The number of Escrow Indemnification Shares is a subset of the number of Trigger Shares

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

At February 20, 2006, the InfoLogix Filers beneficially owned an aggregate of 1,182,308 shares of Common Stock of the Issuer, which constitutes approximately 9.3% of the Issuer's outstanding shares of Common Stock (based upon 12,346,360 shares of Common Stock outstanding as of February 9, 2006 as set forth in the Issuer's Report on Form 8-K filed on February 9, 2006 and including considering warrants of InfoLogix to be outstanding but not considering warrants other persons to be outstanding). The beneficially-owned shares of InfoLogix consist of issued and outstanding shares of Common Stock of the Issuer and outstanding warrants as listed below.

Shares of Common Stock	Shares Issuable Upon Exercise of Warrants Exercisable at and within 60 days after Feb 20, 2006
751,599	430,709

Warrants

The Issuer warrants issued to InfoLogix in the merger are identical to those issued by the Issuer in its IPO. They are exercisable at $5.00 per share until February 11, 2008 and are redeemable by the Issuer if the price of the Issuer’s common stock equals or exceeds $8.50 per share for a specified period of time. In addition to the rights given to the holders of the Issuer warrants by the terms of the warrants, the holders of Issuer’s warrants (but, with certain exceptions, not their transferees) will have the contractual right, in the event of a redemption of the warrants, to pay the exercise price by a “cashless exercise” pursuant to a formula set forth in the merger agreement.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.     Merger Agreement, dated as of August 22, 2005, by and among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

2.     Amendment to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.10 of the Issuer's Amendment No. 1 to Current Report on Form 8-K dated October 31, 2005 and filed with the SEC on November 3, 2005).

3.     Amendment No. 2 to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrial Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.12 of the Issuer's Amendment No. 2 to Current Report on Form 8-K dated December 5, 2005 and filed with the SEC on December 8, 2005).

4.     Voting Agreement, dated as of August 22, 2005, among the Issuer, certain stockholders of etrials Worldwide, Inc. and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

5.     Joint Filing Agreement dated as of February 20, 2006 among InfoLogix (BVI), Limited, Janet Raine, Martyn Crespel and Derard (BVI) Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2006

/s/ Janet Raine
Janet Raine, Individually

/s/ Martyn Crespel
Martyn Crespel, Individually

INFOLOGIX (BVI) LIMITED

By: /s/ Grant Timothy Brown   and /s/ Michael Rossiter
Print Name: Grant Timothy Brown   and Michael Rossiter
Title: ER Secretaries (Jersey) Limited, Secretary

DERARD LIMITED

By: /s/ Grant Timothy Brown   and /s/ Guarin Valentin Frederick Clayton
Print Name: Grant Timothy Brown   and Guarin Valentin Frederick Clayton
Title: Authorized Signatories

EXHIBIT 5
JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) on behalf of each such person.

Dated: February 20, 2006.

/s/ Janet Raine
Janet Raine, Individually

/s/ Martyn Crespel
Martyn Crespel, Individually

INFOLOGIX (BVI) LIMITED

By: /s/ Grant Timothy Brown   and /s/ Michael Rossiter
Print Name: Grant Timothy Brown  and Michael Rossiter
Title: ER Secretaries (Jersey) Limited, Secretary

DERARD LIMITED

By: /s/ Grant Timothy Brown   and /s/ Guarin Valentin Frederick Clayton
Print Name: Grant Timothy Brown  and Guarin Valentin Frederick Clayton
Title: Authorized Signatories